1333 S. Clearview Parkway
Jefferson, LA 70121
May 8, 2008
Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jorge A. Rivera, Division of Corporation Finance

Re:	Stewart Enterprises, Inc. Form 10-K for the Year Ended October 31, 2007 Filed December 21, 2007 Schedule DEF 14A Filed February 26, 2008 Commission file #1-15449
Dear Mr. Rivera:
     Below is the response of Stewart Enterprises, Inc. to the Staff’s comment letter dated April 24, 2008 with respect to the above-referenced filings:
Form 10-K for the fiscal year ended October 31, 2007
Liquidity and Capital Resources, page 42
1.	We have considered your response to our prior comment two. The disclosure proposed is somewhat generic and may be of limited use to investors without additional detail. In future filings, please revise to provide additional discussion and analysis of the company’s cash requirements and your evaluation of the company’s sources and uses of cash. In drafting your response, please consider that your liquidity and capital resources disclosure should provide a clear picture of the company’s ability to generate cash and to meet existing and known or reasonably likely cash requirements. This section should focus on primary drivers and other material factors necessary to an understanding of the company’s cash flows and the indicative value of the company’s historical cash flows.
Response: In future Form 10-Q and Form 10-K filings, beginning with our Form 10-Q for the quarter ending April 30, 2008, the Liquidity and Capital Resources section of our MD&A will include additional discussion and analysis of our cash requirements and our evaluation of our sources and uses of cash, focusing on primary drivers and other material factors necessary to an understanding of our cash flow and the indicative value of our historical cash flows.

Securities and Exchange Commission
May 8, 2008

Schedule DEF 14A filed February 26, 2008
Director Compensation for Fiscal 2007, page 16
2.	We have considered your response to our prior comment three and are unable to agree as the director compensation information is expressly required by Item 402(b) of Regulation S-K, regardless of the amounts paid to the directors. Please amend your 2007 Form 10-K to provide the information required by Item 402(b) of Regulation S-K with respect to the directors who did not stand for re-election at the company’s 2007 annual meeting of shareholders.
Response: We will amend our 2007 Form 10-K to provide the information required by Item 402(b) of Regulation S-K with respect to directors who did not stand for re-election at our 2007 annual meeting of shareholders.
Executive Compensation
Compensation Discussion and Analysis, page 18
Role of Compensation Consultant and the Analysis Used in Setting Compensation Levels, page 18
3.	We have considered your response to our prior comment four. If you engage in benchmarking of compensation, as it appears you do for your total direct executive compensation, you should identify all the companies that the compensation committee considered for benchmarking purposes in your future filings. If you are unable to identify the companies, please disclose this fact and explain why.
Response: If we engage in benchmarking of executive compensation in the future, we will identify the companies considered by the compensation committee.

If you have additional questions or comments, please feel free to contact me.

Sincerely,
/s/ THOMAS M. KITCHEN
Thomas M. Kitchen
Senior Executive Vice President & Chief Financial Officer